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April 15, 2011

VIA EDGAR
James O'Connor
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PNMAC Mortgage Opportunity Fund, LLC ("Fund")

Dear Mr. O'Connor:

We received your oral comments on March 29, 2011 to the Proxy Statement filed on March 16, 2011 (File No. 811-22228) (the "Proxy Statement") pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the "1940 Act").

The Fund has considered your comments and have authorized us to make on its behalf the responses and amendments to the Proxy Statement discussed below.  For ease of reference, we have included your comments below followed by our responses.  The captions and page numbers we use below generally correspond to those the Fund uses in the Proxy Statement.

Comment 1:                    Please confirm to us that no incentive compensation is expected to be payable in the near term.

Response:                      Under the terms of the investment management arrangements, no incentive compensation is payable until the Funds have returned all of the investors' capital plus an 8% annualized compounded return or is reasonably certain of doing so. Inasmuch as the Funds will not commence returning capital for a few years and could lose money during that period, the Funds believe it is unlikely they will meet this standard for some time.

Securities and Exchange Commission
April 13, 2011

Comment 2:                    On page 2 under "Voting Rights", please delete the sentence regarding broker non-votes or clarify the language.

Response:                      The sentence has been deleted.

Comment 3:                    On page 4 under "Background", please consider whether to clarify the sentence beginning with "The incentive compensation is intended to be…."

Response:                      We believe that the language adequately reflects the funds' contractual arrangements.

Comment 4:                    Please explain to us the statement on page 4 under "Background" beginning with the words "The net impact of the proposed amendment…."

Response:                      The preferred return is 8% per year on deployed capital. This amount increases each year. For example, if the capital deployed in year 1 is $100, the preferred return is $8. If the deployed capital in year 2 is $200, the preferred return is $8 from year one, plus $.64 for compounding in year 2, plus $16 for year two, for a total of $24.64. This accumulation continues until all of the capital and all of the preferred return is distributed to shareholders. As the aggregate amount of preferred return increases, the aggregate amount of the catchup increases. As the aggregate amount of the catchup increases, the amount under the proposed formula in contrast to the existing formula would also increase.

Comment 5:                    Please explain to us why the example on page 4 under "Background" should be based on hypothetical amounts rather than on actual annual payouts to be received.

Response: Inasmuch as the expense examples required under item 3 of Form N-2 are based on hypothetical investment amounts, we believe that the most useful presentation to investors is based on a standard investment amount. In addition, inasmuch as the timeframe to satisfaction of the preferred return is not known and no single investor accounts for all of the Fund's capital, we do not think that an actual aggregate example is feasible or meaningful to investors.

Comment 6:                    Please consider adding the conclusion of the directors regarding the performance of the funds on page 7 under the subheading "The investment performance of the Funds and the Investment Manager."

Response:                      This section is a direct quotation of the summary of its deliberations provided by the board to the funds and published in each fund's semi-annual report. Although it cannot be changed, the funds will request that the directors express a

Securities and Exchange Commission
April 13, 2011

conclusion as to performance in their summary of their next review of the investment management arrangements of the Funds.

The Fund plans to file its definitive Proxy Statement today or tomorrow.

Sincerely,

/s/ Richard T. Prins
Richard T. Prins